Exhibit 99.2

Manual for the Attendance of Shareholders

General Shareholders' Meeting

April 24, 2020

MESSAGE FROM THE MANAGEMENT	1
GUIDANCE FOR ATTENDANCE	2
Date Time and Place
Who may attend the General Meeting
Quorum for the holding
How to attend the General Meeting
Documentation required
1) Attendance in person
2) Attendance by Proxy
3) Distance Voting
Additional Clarifications
MATTERS TO BE RESOLVED ON	6
ANNEX I - FORMS OF DISTANCE VOTING BALLOTS	7
ANNEX II - CALL NOTICE	14

Message from the Management

Dear Shareholders,

With the purpose to facilitate and encourage your attendance, we prepared this Manual for the Attendance of Shareholders (“Manual”) in the Annual and Extraordinary General Meetings of Suzano S.A. (“Suzano” or “Company”) to be held cumulatively on April 24, 2020 (“AEGM”).

This document is in line with the principles and good corporate governance practices adopted by the Company, although the full and attentive reading of the other documents related to the AEGM is not waived, especially the Management Proposal, prepared under the Brazilian Securities and Exchange Commission (“CVM”) rules and the Law No. 6,404/1976, as amended (“Brazilian Corporation Law”), and available on Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br).

On behalf of the Company’s Management, we invite the Shareholders to attend and express their opinion in the AEGM. However, considering the delicate moment through which we all are going, due to the COVID-19 pandemic, the Company’s Management, valuing the integrity, health and safety of its shareholders and other representatives required to hold a general meeting, strongly encourages the Shareholders to use alternative voting mechanisms that do not imply in the need to attend in person, in particular by means of using the Distance Voting Ballot, further detailed in this Manual.

We further highlight that depending on the COVID-19 pandemic’s evolution, the AEGM may be adjourned and/or changes (especially with respect to its format) due to supervening legislation and/or regulation, event in which the Company shall keep the Shareholders duly and timely informed, under the legislation in force.
Yours Sincerely,

David Feffer	Walter Schalka
Chairman of the Board of Directors	Chief Executive Officer

DATE AND TIME
Friday, April 24, 2020, at 09:30 a.m. (GTM-03:00)

WHERE
At the Company’s headquarters, located at Avenida Professor Magalhães Neto, No. 1752, Neighborhood Pituba, ZIP Code 41810-012, in the City of Salvador, State of Bahia.

The persons interested in attending the AEGM in person are recommended to be on the aforementioned place thirty (30) minutes before the indicated time.

QUORUM FOR THE HOLDING
The AEGM shall be held on first call with the presence of at least one fourth (1/4) of the capital stock.

WHO MAY ATTEND
All the shareholders who holds common registered shares issued by Suzano may attend the AEGM on their own behalf or by legal representatives or attorneys-in-fact duly appointed under the current legislation and as per the guidance contained in this Manual.

Attendance of Holders of American Depositary Shares (“ADSs”)
The holders of ADSs may attend the AEGM, in which they will be represented by The Bank of New York Mellon (“BNY”), as the depositary financial institution, in compliance with the terms and procedures established in the “Deposit Agreement” entered into with Suzano. BNY shall send the voting cards (attorneys-in-fact) to the holders of ADS so they may exercise their voting rights and be represented in the AEGM through their representative in Brazil.

The registration date of the New York Stock Exchange to proceed with the distribution of the statement of power of attorney and the voting materials to the holders of ADSs is March 25, 2020.

HOW TO ATTEND
The Company’s shareholders may attend the AEGM in three manners: (i) in person; (ii) through a duly appointed attorney-in-fact, in compliance with §1 of Article 126 of the Brazilian Corporation Law; or (iii) through the distance voting, under the CVM Instruction 481/09, as amended (“ICVM 481/09”).

Once again, considering the delicate moment through which we all are going, due to the COVID-19 pandemic, the Company’s Management, valuing the integrity, health and safety of its shareholders and other representatives required to hold a general meeting, strongly encourages the Shareholders to use alternative voting mechanisms that do not imply in the need to attend in person, in particular by means of using the Distance Voting Ballot, further detailed in this Manual.

Shareholders' General Meeting 1

DOCUMENTATION REQUIRED

(1) Attendance in Person

For the purposes of attendance in person, the shareholders must attend the AEGM bearing proof of their ownership of shares issued by the Company issued no more than four (4) business days prior to the date of the AEGM by the stock transfer agent or custody agent, as well as submit the applicable documents below.

If such documents are in foreign language, they shall be translated into Portuguese by a sworn translator, with notarization, consularization and/or apostillation thereof not required. It is highlighted that the documents in English and Spanish are also released from being translated. The regularity of the representation documents shall be verified before the holding of the AEGM.

(a) Individual: certified copy of the valid identity document with photo, or, if applicable, valid identity document of the attorney-in-fact and the respective power-of-attorney.

(b) Legal Person: certified copy of the valid identity document with photo of the legal representative and certified copy of the respective representation documents, including the power of attorney and copy of the organizational documents and of the minutes of election of managers.

(c) Investment Fund: certified copy of the valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current bylaws of the fund, bylaws or articles of association of its administrator or manager, as applicable, and minutes of election of the managers of the administrator or manager.

(2) Attendance by Attorney-in-Fact

The attorney-in-fact shall have been appointed less than one (1) year ago, and qualify himself as shareholder or manager of the Company, lawyer enrolled with the Attorneys’ Bar in force or financial institution.

In accordance with Official Letter/CVM/SEP/No. 02/2020, Shareholders that are legal persons may be represented in the General Meeting by their legal representatives or agents duly appointed pursuant to the articles of incorporation of said company and with the rules of the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney.

Similarly, shareholders that are investment funds, pursuant to the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the AEGM by their legal representatives or agents duly appointed by their manager or administrator, pursuant to their regulations, bylaws or articles of association of their manager or administrator, as applicable.

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Without prejudice to paragraph 2, article 5 of ICVM 481/09 and in accordance with the practices adopted by the Company in the last call notices, to expedite the process of convening the AEGM, the Company requests that shareholders represented by attorney-in-fact submit the respective power-of-attorney and proof of ownership of the shares for attendance in the AEGM at the head office of the Company or at its corporate office located at Avenida Brigadeiro Faria Lima, 1355, 10th floor, Pinheiros, São Paulo, SP, ZIP Code 01452-919, attention to the Legal Department, within forty-eight (48) hours prior to the date of the AEGM.

Further, considering the delicate moment through which we are all going due to the COVID-19 pandemic, the Company’s management, valuing the integrity, health and safety of our teams, their family members and the whole society, requests its Shareholders to, if applicable, submit the documents mentioned in the previous paragraph by e-mail to the electronic addresses walnerj@suzano.com.br, cesteves@suzano.com.br and ivabueno@suzano.com.br instead of submitting them in hard copy in view that, under the Communication to the Market published by the Company on March 17, 2020, among the initiatives adopted by the Company’s Management regarding said epidemic, the practice of home office as much as possible in all national offices (which includes the headquarters). Indeed, the corporate office located in the city of São Paulo has been fully closed and 100% of the respective employees have been directed to work in home office.

(3) Distance Voting

Pursuant to Articles 21-A et. seq. of ICVM 481/09, the Company’s shareholders may also exercise the vote in general meetings through the distance voting, to be formalized in an electronic document named “Distance Voting Ballot” (“Ballot”), the forms of which are included as Annex I and Annex II in this Manual and available at the Company’s website (www.suzano.com.br/ri) in the area of Documents delivered to CVM - 2020 Meetings and also at CVM’s website (www.cvm.gov.br) and B3’s website (http://www.b3.com.br ).

It must be clarified that under the regulation in force, the shareholders who opt for the Ballot voting, if they desire to vote both on the matters of the Annual and Extraordinary General Meetings, they shall send separate ballots for each meeting in the form of Annexes I and II hereto respectively, even though such meetings are held cumulatively.

The distance voting Ballot may be made in three ways:

(i) by transmitting the instructions on how to fill in the Ballot for its custodians, if the shares are deposited in a central depository;

(ii) by transmitting the instructions on how to fill in the Ballot to the financial institution engaged by the Company to provide the securities bookkeeping services, if the shares are not deposited in a central depository; or

(iii) directly to the Company, by mail or e-mail, to the addresses indicated above.

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The voting instructions shall be received by the custodian agent, the stock transfer agent or the Company up to seven (7) days before the date of the General Meeting, that is, until April 17, 2020 (inclusive), unless a different term is established by its custodian agents or the stock transfer agent, and in case of direct delivery to the Company (even by e-mail), the Ballot duly initialed and signed with notarization shall be accompanied of the other documents indicated in items (1) and (2) above, including proof of ownership of shares issued by the Company.

After the term for the distance voting, that is, April 17, 2020 (included), unless a different term is established by its custodian agents or the stock transfer agent, the shareholders may not change the voting instructions sent, except in the AEGM, in person or by a power-of-attorney duly appointed, upon specific request to disregard the voting instructions sent by Ballot, before the respective matter is submitted to voting.

Once again, considering the delicate moment through which we all are going, due to the COVID-19 pandemic, the Company’s Management, valuing the integrity, health and safety of our teams, their family members and the whole society, strongly encourages the Shareholders to use this particular modality of voting, giving priority to the option referred to in item (ii) above (i.e. transmission of the Ballot to the stock transfer agent). If the option adopted is the delivery of the Ballot directly to the Company, the Management requests them to send the documents mentioned in the previous paragraph preferably to the e-mail addresses walnerj@suzano.com.br, cesteves@suzano.com.br and ivabueno@suzano.com.br , reminding that, in this case, the Ballot duly initialed and signed with notarization shall be accompanied of the other documents indicated in items (1) and (2) above. .

ADDITIONAL CLARFICIATION

Voting rights
Each common share issued by the Company entitles to one vote on the resolutions of the AEGM’s agenda. Also, pursuant to Article 141 of the Brazilian Corporation Law, only the shareholders who may prove the continuous ownership of the equity interest required by the Bylaws and the laws in force for a minimum period of three (3) years immediately prior to the holding of the AEGM may participate in any separate election of a member of the Board of Directors.

In addition to the foregoing, we remind that, under CVM Instruction No. 165/91, with changes introduced by CVM Instruction No. 282/98, the minimum percentage of interest in the Company’s voting capital necessary to require a multiple vote is five per cent (5%).

The requirement of said multiple vote process for the election of members of the Board of Directors shall be submitted in writing to the Company within forty-eight (48) hours before the date scheduled for holding the AEGM hereby convened.

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In the multiple vote procedures, each share shall have as many votes as there are positions to be filled, and the shareholder may concentrate them in one candidate or distribute them among several candidates.

Information on the establishment of the Fiscal Council and election of its members
Pursuant to Article 24 of Suzano’s Bylaws, the Fiscal Council is the non-permanent operating body and may established at the request of shareholders who represent at least 2% of the Company’s common shares, under CVM Instruction 324/00.

Under the same aforementioned article 24 and the §1 of Article 161 of the Brazilian Corporation Law, the Company’s Fiscal Council, if established, shall be composed of three (3) to five (5) effective members and an equal number of alternates, elected by the general meeting for an office of one (1) year.

If its establishment is required, minority shareholders representing at least 10% or more of the common shares issued by the Company shall be entitled to elect, in a separate voting, one (1) effective member and the respective alternate, and the other shareholders shall be entitled to elect the other members.

TALK TO IR
For further information, the Investor Relations Board of Executive Officer of Suzano is at your disposal to any additional clarification through the telephone number (+55 11) 3503-9414 or by e-mail ri@suzano.com.br.

* * *

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Matters to be Resolved on

Under the Call Notice attached to this Manual as Annex III, published on the Official Gazette of the State of Bahia and on the newspapers “Correio da Bahia” and “Estado de São Paulo”, and available on the Company’s website (www.suzano.com.br/ri) in the area Documents delivered to CVM - 2020 Meetings and further, on CVM’s website (www.cvm.gov.br) and B3’s website (http://www.b3.com.br), the agenda of the AEGM is composed of the matters indicated below:

1.       Annual General Meeting:

1.1       To examine the management accounts related to the fiscal year ended 12/31/2019;

1.2       To examine, discuss and vote on the financial statements of the Company for the fiscal year ended 12/31/2019, and to review the management report for said fiscal year;

1.3       To set the number of members comprising the Board of Directors;

1.4       To resolve on the election of the members of the Board of Directors; and

1.5       To set the overall annual compensation of the Management and Fiscal Council, if established, of the Company;

2.       Extraordinary General Meeting:

2.1       To approve the Protocol and Justification entered into on April 20, 2020, by the Company’s management and Suzano Participações do Brasil Ltda., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, ZIP Code 08.613-900, enrolled with CNPJ/ME under number 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6 in session of November 04, 2015 (“Suzano Participações”), with the terms and conditions for the merger of Suzano Participações by Suzano (“Merger”) (“Merger Agreement”);;

2.2       To ratify the appointment and hiring of PricewaterhouseCoopers Auditores Independentes (“PwC”), engaged to determine the net equity of Suzano Participações, pursuant to the Law;

2.3       To approve the appraisal report on the net equity of Suzano Participações, at its book value, prepared by PwC in compliance with the accounting and legal standards, criteria and requirements (“Appraisal Report”);

2.4       To approve the Merger of Suzano Participações by the Company, under the terms and conditions set forth in the Merger Agreement and the consequent dissolution of Suzano Participações; and

2.5	To authorize the Company’s management to take all measures that are necessary to completion of the Merger, pursuant to the applicable law.

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Annex I

Form of Ballot for AGM

DISTANCE VOTING BALLOT

AGM HELD ON APRIL 24, 2020

SUZANO S.A. (“Company”)

Shareholder’s Name:
Shareholder’s CNPJ or CPF:

Instructions on how to cast your vote:

If the shareholder chooses to exercise his right to a distance voting right, pursuant to CVM Instruction 481/2009, as amended (“ICVM 481”), he must complete this Distance Voting Ballot (“BVD”), which will only be considered valid and the votes cast here counted in the quorum of the Annual General Meeting (“AGM”) of the Company, if the following instructions are observed: (i) all fields must be filled in correctly. If any field is not completed or crossed-out, it will be disregarded; ii) all pages must be initialed; and iii) the last page must be signed by the voting shareholder or by their representative in the case of legal persons. Failure to complete any voting field does not render the BVD void, but merely annuls the respective item. Only votes cast through duly completed voting fields will be counted. The Company requires signature authentication of the BVD issued in the Brazilian territory and the notarization of those issued outside the country.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider or custody agent:

In order for this BVD to be considered delivered and consequently counted, the BVD and other necessary documents as mentioned below must be received by the Company up to 7 days before the Meeting, that is, until 04.17.2020 (inclusive). Thus, the shareholder who chooses the distance voting must send the BVD and such documents using one of the following alternatives:

1) Submission to the Service Provider: the shareholder must transmit the instruction to complete this BVD to the service provider of the shares issued by the Company (Itaú Corretora de Valores S.A.), if the shares are not deposited in a central depository, pursuant to the established terms and procedures and the documents required by the service provider and in the applicable regulation.

2) Submission to the custody agent: the shareholder must transmit the instruction to complete this BVD to the custody agent of its shares, pursuant to the established terms and procedures and the documents required by the custody agent and in the applicable regulation.

3) Submission directly to the Company: shareholders that opt to exercise their distance voting right directly with the Company must submit the following documents: (i) for individuals: notarized copy of an identity document with photograph, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document; (ii) for legal entities: notarized copy of the articles or association or bylaws, as applicable, the corporate documents attesting to the powers of representation of the shareholder and/or the powers to sign of those signing the ballot, and a notarized copy of an identity document with photograph of such representatives, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document; and (iii) for Investment funds: consolidated bylaws, bylaws or articles of association, as applicable, of the administrator or manager, the corporate documents attesting to the powers of representation, and a notarized copy of an identity document with photograph of its representative, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document. The BVD and other documents will only be received until April 17, 2020 (including).

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Postal and e-mail address to send the BVD, if the shareholder chooses to deliver the document directly to the Company:

Shareholders may opt to submit their original voting ballot and notarized copies of the documents in person or by post to the address Avenida Brigadeiro Faria Lima, 1355, 8th floor, ZIP Code 01452-919, São Paulo – SP, c/o Legal Department, or to submit the ballot by e-mail to walnerj@suzano.com.br, cesteves@suzano.com.br and ivabueno@suzano.com.br, in which case they must also submit the original voting ballot to the specified address. Distance voting ballots will be received until April 17, 2020 (inclusive).

Indication of the institution hired by the Company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number:

ITAÚ CORRETORA DE VALORES S.A. Av. Brigadeiro Faria Lima, 3.500, 3rd floor, Itaim Bibi, São Paulo, SP ZIP Code 04538-132 Phone: +55 11 3003-9285 (capital and metropolitan regions) Phone: 0800 7209285 (other locations) E-mail: atendimentoescrituracao@itau-unibanco.com.br.

The data above were inserted only so that the shareholder has a channel to clarify any doubts regarding the submission of the BVD to the service provider, and only the BVDs presented to the service provider within the terms and according to the established procedures, as well as the documents required by the service provider and in accordance with applicable regulations will be considered valid.

Resolutions / Issues concerning the AGM:
Simple Resolution 1. To approve the management accounts related to the fiscal year ended 12/31/2019: [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. To approve the financial statements of the Company for the fiscal year ended 12/31/2019, and to review the management report for said fiscal year:

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. To set at nine (9) the number of members to be elected for the next term of office of the Board of Directors, pursuant to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

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Simple Question

4. Do you want to request the adoption of separate voting for the election of the Board of Directors, pursuant to arts. 161, Paragraph 4, and 240 of Law 6,404 of 1976? (The shareholder may only fill in this field if he continuously holds the shares with which he votes during the three months immediately prior to the general meeting. If the shareholder chooses to “no” or “abstain”, his shares will not be counted to request the separate voting of a member of the Board of Directors).

[ ] Yes [ ] No [ ] Abstain

Simple Question 5. Do you want to request the adoption of multiple voting for the election of the Board of Directors, pursuant to art. 141 of Law No. 6,404 of 1976? [ ] Yes [ ] No [ ] Abstain

Election of the Board of Directors by unique slate

Total members to be elected: 9

Slate 1:

David Feffer

Claudio Thomaz Lobo Sonder

Daniel Feffer

Ana Paula Pessoa

Maria Priscila Rodini Vansetti Machado

Nildemar Secches

Rodrigo Kede de Freitas Lima

Rodrigo Calvo Galindo

Paulo Rogerio Caffarelli

6. Indication of all the names that comprise Slate 1 (The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate voting of a member of the Board of Directors and the separate voting mentioned in these fields occurs).

[ ] Approve [ ] Reject [ ] Abstain

7. If one of the candidates comprising the Slate 1 fails to join, may the votes corresponding to their shares continue to be conferred on Slate 1?

[ ] Yes [ ] No [ ] Abstain

8. In the event that the multiple voting election process be adopted, should the votes corresponding to your shares be distributed in equal percentages by the candidates you have chosen? (If the shareholder chooses to “abstain” and the election occurs through the multiple voting process, his vote must be counted as abstain in the respective meeting resolution.)

[ ] Yes [ ] No [ ] Abstain

9. List of all candidates to indicate the percentage (%) of votes to be attributed to each one in case of multiple voting election:

David Feffer [ ] %

Claudio Thomaz Lobo Sonder [ ] %

Daniel Feffer [ ] %

Ana Paula Pessoa [ ] %

Maria Priscila Rodini Vansetti Machado [ ] %

Nildemar Secches [ ] %

Rodrigo Kede de Freitas Lima [ ] %

Rodrigo Calvo Galindo [ ] %

Paulo Rogerio Caffarelli [ ] %

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Simple Resolution 10. To set the overall annual compensation of the Management and Fiscal Council, if held, of the Company in accordance with the Management Proposal [ ] Approve [ ] Reject [ ] Abstain
Simple Question 11. Do you want to request the instatement of the Company’s Fiscal Council, pursuant to Article 161 of Law No. 6,404 of 1976? [ ] Yes [ ] No [ ] Abstain

Simple Resolution

12. Appointment of candidates for the Fiscal Council (the shareholder may appoint as many candidates as there are vacancies to be filled in the general election):

Luiz Augusto Marques Paes / Roberto Figueiredo Mello

[ ] Approve [ ] Reject [ ] Abstain

Rubens Barletta / Luiz Gonzaga Ramos Schubert

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

13. Appointment of candidates for the Fiscal Council by minority shareholders holding voting shares (the shareholder shall fill in this field if he left the general election field blank):

Eraldo Soares Peçanha / Kurt Janos Toth

[ ] Approve [ ] Reject [ ] Abstain

Simple Question

14. In the event of a second call for these Annual General Meetings, may the voting instructions in this BVD also be considered for the holding on second call of the Annual General Meetings?

[ ] Yes [ ] No [ ] Abstain

Shareholders' General Meeting 10

DISTANCE VOTING BALLOT

AGM HELD ON APRIL 24, 2020

SUZANO S.A.

City: _________________________________________________________________

Date: ________________________________________________________________

Signature: _____________________________________________________________

Shareholder’s Name: _____________________________________________________

Telephone: ____________________________________________________________

Shareholders' General Meeting 11

Annex II

Form of Ballot for EGM

DISTANCE VOTING BALLOT

EGM HELD ON APRIL 24, 2020

SUZANO S.A. (“Company”)

Shareholder’s Name:
Shareholder’s CNPJ or CPF:

Instructions on how to cast your vote:

If the shareholder chooses to exercise his right to a distance voting right, pursuant to CVM Instruction 481/2009, as amended (“ICVM 481”), he must complete this Distance Voting Ballot (“BVD”), which will only be considered valid and the votes cast here counted in the quorum of the Extraordinary General Meeting (“EGM”) of the Company, if the following instructions are observed: (i) all fields must be filled in correctly. If any field is not completed or crossed-out, it will be disregarded; ii) all pages must be initialed; and iii) the last page must be signed by the voting shareholder or by their representative in the case of legal persons. Failure to complete any voting field does not render the BVD void, but merely annuls the respective item. Only votes cast through duly completed voting fields will be counted. The Company requires signature authentication of the BVD issued in the Brazilian territory and the notarization of those issued outside the country.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider or custody agent:

In order for this BVD to be considered delivered and consequently counted, the BVD and other necessary documents as mentioned below must be received by the Company up to 7 days before the Meeting, that is, until 04.17.2020 (inclusive). Thus, the shareholder who chooses the distance voting must send the BVD and such documents using one of the following alternatives:

1) Submission to the Service Provider: the shareholder must transmit the instruction to complete this BVD to the service provider of the shares issued by the Company (Itaú Corretora de Valores S.A.), if the shares are not deposited in a central depository, pursuant to the established terms and procedures and the documents required by the service provider and in the applicable regulation.

2) Submission to the custody agent: the shareholder must transmit the instruction to complete this BVD to the custody agent of its shares, pursuant to the established terms and procedures and the documents required by the custody agent and in the applicable regulation.

3) Submission directly to the Company: shareholders that opt to exercise their distance voting right directly with the Company must submit the following documents: (i) for individuals: notarized copy of an identity document with photograph, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document; (ii) for legal entities: notarized copy of the articles of association or bylaws, as applicable, the corporate documents attesting to the powers of representation of the shareholder and/or the powers to sign of those signing the ballot, and a notarized copy of an identity document with photograph of such representatives, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document; and (iii) for investment funds: consolidated bylaws, bylaws or articles of association, as applicable, of the administrator or manager, the corporate documents attesting to the powers of representation, and a notarized copy of an identity document with photograph of its representative, specifically an identity card (RG), driver’s license (CNH), foreigner identity card (RNE), passport or professional identification document. The BVD and other documents will only be received until April 17, 2020 (inclusive).

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Postal and e-mail address to send the BVD, if the shareholder chooses to deliver the document directly to the Company:

Shareholders may opt to submit their original voting ballot and notarized copies of the documents in person or by post to the address Avenida Brigadeiro Faria Lima, 1355, 8th floor, ZIP Code 01452-919, São Paulo – SP, c/o Legal Department, or to submit the ballot by e-mail to walnerj@suzano.com.br, cesteves@suzano.com.br and ivabueno@suzano.com.br, in which case they must also submit the original voting ballot to the specified address. Distance voting ballots will be received until April 17, 2020 (including).

Indication of the institution hired by the Company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number:

ITAÚ CORRETORA DE VALORES S.A. Av. Brigadeiro Faria Lima, 3.500, 3rd floor, Itaim Bibi, São Paulo, SP ZIP Code 04538-132 Phone: +55 11 3003-9285 (capital and metropolitan regions) Phone: 0800 7209285 (other locations) E-mail: atendimentoescrituracao@itau-unibanco.com.br.

The data above were inserted only so that the shareholder has a channel to clarify any doubts regarding the submission of the BVD to the service provider, and only the BVDs presented to the service provider within the terms and pursuant to the established procedures, as well as the documents required by the service provider and in accordance with applicable regulations will be considered valid.

Resolutions / Issues concerning the EGM:

Simple Resolution

1. To approve the Protocol and Justification executed on April 20, 2020, by the management of the Company and Suzano Participações do Brasil Ltda., enrolled with CNPJ/ME under No. 23.601.424/0001-07, which sets forth the terms and conditions of the merger of Suzano Participações do Brasil Ltda. into the Company (“Merger”):

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2. To approve the ratification of the appointment and hiring of the specialized company PricewaterhouseCoopers Auditores Independentes (“PwC”), hired to determine the net worth of Suzano Participações do Brasil Ltda., under the terms of the Law:

[ ] Approve [ ] Reject [ ] Abstain

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Simple Resolution

3. To approve the net worth appraisal report of Suzano Participações do Brasil Ltda., at book value, prepared by PwC in compliance with the accounting and legal standards, criteria and requirements.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

4. To approve the merger of Suzano Participações do Brasil Ltda. into the Company, under the terms and conditions of the Merger and the consequent dissolution of Suzano Participações do Brasil Ltda.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

5. To approve the authorization to the Company's management to take all measures necessary to carry out the merger, pursuant to current legislation.

[ ] Approve [ ] Reject [ ] Abstain

Simple Question

6. In the event of a second call for this Extraordinary General Meeting, may the voting instructions in this Ballot also be considered for the holding on second call of the Extraordinary General Meetings?

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT

EGM HELD ON APRIL 24, 2020

SUZANO S.A.

City: _________________________________________________________________

Date: ________________________________________________________________

Signature: _____________________________________________________________

Shareholder’s Name: _____________________________________________________

Telephone: ____________________________________________________________

Shareholders' General Meeting 14

Annex III

Call Notice

SUZANO S.A.

Publicly Held Company

CNJP/MF No. 16.404.287/0001-55

NIRE 29.300.016.331

CALL NOTICE

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETING

The Shareholders of Suzano S.A. (“Suzano” or “Company”) are hereby invited, pursuant to art. 124 of Law No. 6,404/1976, as amended (“Brazilian Corporations Law”), to convene in the Annual and Extraordinary Shareholders’ Meeting to be held cumulatively on the first call on April 24, 2020, at 9:30am (“AEGM”), in the Company’s headquarters located at Avenida Professor Magalhães Neto, 1752, Pituba, Salvador, State of Bahia, CEP 41810-012, to resolve on the following agenda:

1.       Annual General Meeting:

1.1 To examine the management accounts related to the fiscal year ended 12/31/2019;

1.2 To examine, discuss and vote on the financial statements of the Company for the fiscal year ended 12/31/2019, and to review the management report for said fiscal year;

1.3       To set the number of members comprising the Board of Directors;

1.4       To resolve on the election of the members of the Board of Directors; and

1.5       To set the overall annual compensation of the Management and Fiscal Council, if held, of the Company.

2.       Extraordinary General Meeting

2.1       To prove the Protocol and Justification entered into on April 20, 2020, by the Company’s management and Suzano Participações do Brasil Ltda., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, enrolled with CNPJ/ME under number 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6 in session of November 04, 2015 (“Suzano Participações”), with the terms and conditions for the merger of Suzano Participações by Suzano (“Merger”) (“Merger Agreement”);

2.2       To ratify the appointment and hiring of PricewaterhouseCoopers Auditores Independentes (“PwC”), engaged to determine the net equity of Suzano Participações, pursuant to the Law;

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2.3       To approve the appraisal report on the net equity of Suzano Participações, at its book value, prepared by PwC in compliance with the accounting and legal standards, criteria and requirements (“Appraisal Report”);

2.4       To approve the Merger of Suzano Participações by the Company, under the terms and conditions set forth in the Merger Agreement and the consequent dissolution of Suzano Participações; and

2.5	To authorize the Company’s management to take all measures that are necessary to completion of the Merger, pursuant to the applicable law.

It is available to Shareholders, at Suzano’s headquarters, in the Company’s investor relations website (www.suzano.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (“CVM”) (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br), (a) the Management Report and the individual and consolidated Financial Statements of the Company and their respective Notes, all related to the fiscal year ended on December 31, 2019, accompanied by the independent auditor’s report and the Fiscal Council report; (b) the Management Proposal including (i) the Merger Agreement and its annexes, among which the Appraisal Report; (iii) the main terms of the Merger, as required by article 20-A of CVM Instruction No. 481, of December 17, 2009, as amended (“CVM Instruction No. 481/09”); (iii) the information in annex 21 of CVM Instruction No. 481/09; and (v) the information also required by Articles 10, 12, and 13 of CVM Instruction 481/09; and (c) the Manual for Shareholder Attendance in the Meeting, also including the Distance Voting Ballots of both Meetings.

We would like to point out that, depending on the evolution of the COVID-19 pandemic, the AESM may be postponed or changed (specially in which regards to its execution date and/or of its execution method). The postponement and/or change may also occur due to supervening law and/or regulations. Any postponement and/change of the AESM will be duly, timely informed.

General Instructions

Pursuant to CVM Instruction 165/91, as amended by CVM Instruction 282/98, the minimum interest in the voting capital required for adopting a cumulative-voting procedure is five percent (5%). Any requests for adopting a cumulative-voting procedure in the election of the Board of Directors must be submitted to the Company, in writing, at least forty-eight (48) hours prior to the date of the AEGM convened herein.

Shareholders may attend in the AEGM in person or via a duly appointed proxy, pursuant to Paragraph 1, Article 126 of the Brazilian Corporations Law. Accordingly, proxies must have been appointed less than one (1) year ago and be a shareholder or manager of the Company, an attorney registered in the Brazilian Bar Association or a financial institution. In accordance with Official Letter/CVM/SEP/No. 02/2020, Shareholders that are legal persons may be represented in the AEGM by their legal representatives or agents duly appointed in accordance with the articles of incorporation of said company and with the rules of the Brazilian Civil Code, in which case they are not required to be a shareholder or manager of the Company or an attorney. Similarly, shareholders that are investment funds, in accordance with the decision of the Board of Commissioners of CVM in CVM Administrative Proceeding RJ-2014-3578, may be represented in the AEGM by their legal

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representatives or agents duly appointed by their manager or administrator, pursuant to their regulations, bylaws or articles of organization of their manager or administrator, as applicable

We inform that Shareholders must attend the AEGM bearing proof of their ownership of shares issued by the Company issued no more than four (4) business days prior to the date of the AEGM by the stock transfer agent or custody agent, and: (i) in the case of individuals, official identity document with photograph, or, if applicable, official identity document of the proxy and the respective proxy appointment; (b) in the case of legal persons, valid identity document with photo of the legal representative and respective representation documents, including the power-of-attorney and copy of the articles of incorporation and minutes of the election of managers; and, (c) in the case of investment funds: valid identity document with photo of the representative and respective representation documents, including the power-of-attorney and copy of the current regulations of the fund, bylaws or articles of organization of its administrator or manager, as applicable, and minutes of election of the managers of the administrator or manager In the event that such documents are in a language other than Brazilian Portuguese, they must be translated into Brazilian Portuguese by a sworn translated, with notarization, consularization and/or apostillation thereof not required. Note that documents in English and Spanish also do not require translation. Representation documents will be verified and confirmed prior to the AEGM.

Without prejudice to paragraph 2, article 5 of CVM Instruction No. 481/2009 and in accordance with the practices adopted by the Company in the last call notices to expedite the process of convening the AEGM, the Company requests that shareholders represented by proxy lodge the respective proxy instrument and proof of ownership of the shares for participation in the AEGM at the head office of the Company at least forty-eight (48) hours prior to the date of the AEGM.

The Company informs that will implement to the AEGM a remote voting system, pursuant to CVM Instruction No. 481/2009, enabling its Shareholders to submit instructions with their votes in accordance with the law, through the respective Absentee Ballots, and the Company shall receive them up to April 17, 2020 (inclusive.) Therefore, the shareholder that chooses the distance voting shall send the Distance Voting Ballots and the other documents (i) to the stock transfer agent (Itaú Corretora de Valores S.A.), if the shares are not deposited in a central depository, or to the custody of its shares, subject to the periods and procedures set forth and the documents required by the stock transfer agent or custody agent and the applicable regulation, or (ii) directly to the Company by April 17, 2020 (inclusive). For more information, shareholders must observe the rules in CVM Instruction No. 481/2009 and the procedures described on the Absentee Ballots and the Manual for Shareholder made available by the Company.

São Paulo, March 25, 2020.

David Feffer

Chairman of the Board of Directors

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